Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 20, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Lisa Larkin

Re: RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281401; 811-23366); Response to Examiner Comments on N-2

Dear Ms. Hamilton:

This letter responds to the comments provided by Ms. Hamilton via telephone on November 19, 2024 in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	The “Use of Leverage” section of the Prospectus states the following: “With respect to the Fund’s anticipated investments in TOB Residuals issued by a tender option bond trust (as further discussed below under “-Tender Option Bonds”), the Fund will treat such instruments as derivatives in compliance with Rule 18f-4 under the 1940 Act.” Please explain why the Fund includes asset coverage ratios in the Financial Highlights consistent with the treatment of TOB residuals as senior securities.

The Fund confirms that the TOB transactions are treated as derivatives in compliance with Rule 18f-4 under the Investment Company Act of 1940. The Fund notes that the asset coverage ratios with respect to floating rate obligations in the Fund’s Financial Highlights were inadvertently included in the Fund’s annual report and will be removed in future shareholder reports.

2.	With respect to the Fee Table that is incorporated by reference to the Fund’s Form N-CSR, please supplementally explain why footnote 8 references an expense limitation although the Fund has no current expense limitation in place.

The Fund confirms that the above-referenced disclosure will be revised accordingly.

3.	Footnote 8 to the Fee Table that is incorporated by reference to the Fund’s Form N-CSR states the following: “The example assumes that the estimated “Other expenses” set forth in the table are accurate and that all dividends and distributions are reinvested at NAV and that the Fund is engaged in leverage of 36.83% of Managed Assets, assuming interest and fees on leverage of 4.10%. The interest and fees on leverage is expressed as an interest rate and represents interest and fees payable on the Credit Agreement. Actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.” Please explain why this disclosure does not refer to the TOB transactions that are disclosed in Footnotes 4 and 5 or revise Footnote 8 to include such transactions.

The Fund confirms that the disclosure included in Footnote (8) will be revised to reflect the TOB transactions in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams